Ares Multi-Strategy Credit Fund, Inc.
2000 Avenue of the Stars, 12th Floor
Los Angeles, California 90067

October 25, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention:              Amy W. Miller, Senior Counsel

Re:          Ares Multi-Strategy Credit Fund, Inc. (File Nos. 333-187381 and 811-22812)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Fund”) hereby requests that the effective date of the above-referenced registration statement on Form N-2 filed on March 20, 2013 (as amended, the “Registration Statement”) be accelerated so that the same may become effective at 10 a.m. (Washington, D.C. time) on October 28, 2013 or as soon as practicable thereafter after the filing of Pre-Effective Amendment No. 6 to the Registration Statement.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff of the Division of Investment Management (the “Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Fund requests that the Staff notify us of the effectiveness of the Registration Statement by telephone call to Monica Shilling of Proskauer Rose LLP at (310) 284-4544.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

ARES MULTI-STRATEGY CREDIT FUND, INC.

/s/ Daniel Nguyen
Name: Daniel Nguyen
Title: Chief Financial Officer

cc:	Daniel J. Hall, General Counsel
Monica J. Shilling, Proskauer Rose LLP

Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 25, 2013

Ms. Amy W. Miller

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ares Multi-Strategy Credit Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-187381 and 811-22812

Dear Ms. Miller:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 20, 2013 and the Preliminary Prospectus dated September 26, 2013, began on September 26, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on October 28, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 60,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of Ares Multi-Strategy Credit Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on October 28, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 6 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Vice President